

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 30, 2005

Mr. Peter C. Dougherty
Vice President and Chief Financial Officer
Meridian Gold, Inc.
9670 Gateway Drive
Reno, NV 89521-3952

> **Re: Meridian Gold, Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2004**
> **Filed March 28, 2005**
> **Response Letter Dated May 25, 2005**
> **File No. 1-12003**

Dear Mr. Dougherty:

    We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

40-F for the Fiscal Year Ended December 31, 2004

Narrative Description of the Business

Accounting for the Impairment of Long-Lived Assets, page 12

1.   We have reviewed your response to prior comment number 14. It continues to be unclear why your acquisition of Brancote Holdings PLC does not represent an acquisition of a business. Additionally, if it is not the acquisition of a business, please explain why the purchase method of accounting applies. Please provide us with a comprehensive analysis to support your conclusions that Brancote Holdings PLC is not a business at the time it was acquired and why the

transaction is accounted for under the purchase method of accounting.   Address both US and Canadian GAAP in your response.

Esquel, page 20

2.   We have reviewed your response to prior comment number 2. We note that you continue to need to "secure the necessary permits." Please explain, in detail, whether or not you have legal feasibility on this project. It is our understanding that in March of 2003 the province banned the use of open pit mining and the use of cyanide in processing operations. Please explain why this did not result in impairment in the assets associated with this project and that there are proven and probable reserves.

Financial Statements

Statement of Operations, page 26

3.   We have reviewed your response to prior comment number 5. Please expand your reconciliation to US GAAP to highlight this reporting difference.

Statement of Cash Flows, page 28

4.   We have reviewed your response to prior comment number 6 and do not believe you have addressed our comment. We note the Illustrative example in CICA 1540, and that the subtotal presented does not include net income or loss, and only includes "items not effecting cash." Accordingly, we reissue our prior comment in its entirety.

> We note in your reconciliation of net earnings to net cash provided by operating activities that you present a subtotal of net income and various charges and credits above total net cash from operating activities. Support your disclosure of this subtotal under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation.

Note 1- Significant Accounting Policies

(e) Cash, Short-Term Investments, and Long-Term Investments, page 29

5.   We have reviewed your response to prior comment number 7. Please provide us with a quantified analysis of your proposed changes. Specifically explain how your proposed change differs from the amounts currently reported, and to the extent that you continue to classify these securities as cash and cash equivalents, please support your conclusion. Finally, indicate when you propose to make this

Mr. Peter C. Dougherty
Meridian Gold, Inc.
June 30, 2005
page 3

       change. We may have further comment. As previously requested, address your accounting for both US and Canadian GAAP.

<u>(f) Inventory, page 29</u>

6.   We have reviewed your response to prior comment number 8. Please expand your response to address whether or not amortized mine development costs are capitalized as a cost of your inventory.

<u>(g) Mineral Property, Plant, and Equipment page 29</u>

7.   We have reviewed your response to prior comment number 9. Please explain when a unit is considered "produced" to trigger recording depreciation, depletion and amortization expense when a unit is classified as stockpiled ore or will not be immediately sent to the mill.

<u>Closing Comments</u>

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

               Sincerely,

               Jill Davis
               Branch Chief